UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 1-11176

GRUPO SIMEC S.A.B. DE C.V.

(exact name of of the Registrant as specified in its charter)

Group Simec

(translation of Registrant’s name into English)

Av. Lázaro Cárdenas 601

Colonia la Nogalera

Guadalajara, Jalisco

México 44440

(address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	☐	No	☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Ing. Luis García Limón
Name:	Ing. Luis García Limón
Title:	Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Name:	Mario Moreno Cortez
Title:	Chief Financial Officer